

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
131 Front Street
Hamilton HM 12, Bermuda

> **Re: Maiden Holdings, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **DEF 14A filed April 6, 2010**
> **File No. 001-34042**

Dear Mr. Raschbaum:

We note the proposed disclosure in your response letter dated August 12, 2010 and have the following comments.

Compensation Discussion and Analysis

1. We note your response to comment 5 and have the following comment. You have expanded the proposed discussion to include a discussion of four corporate objectives: return on equity, ratio objectives, growth in premiums, and expense control, and you have also articulated nine bulleted specific factors considered by the compensation committee when considering incentive awards. However, you have not articulated whether and how each of your executive officers met or contributed to these objectives or rating factors. As previously requested, please expand the discussion to provide a more detailed specific description and quantification of the contribution for each named executive officer.

2. The additional information in your proposed revisions to your CD&A constitutes substantial and material information that should have been included in your CD&A for 2009. As previously requested, please include the revised CD&A, as augmented by the previous comment, in an amended Form 10-K. You should file this amendment promptly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director